SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Rule 14D-100) Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 11)

CVR ENERGY, INC.

(Name of Subject Company (Issuer))

IEP Energy LLC

Icahn Partners LP

Icahn Partners Master Fund LP

Icahn Partners Master Fund II L.P.

Icahn Partners Master Fund III L.P.

High River Limited Partnership

Hopper Investments LLC

Barberry Corp.

Icahn Onshore LP

Icahn Offshore LP

Icahn Capital L.P.

IPH GP LLC

Icahn Enterprises Holdings L.P.

Icahn Enterprises G.P. Inc.

Beckton Corp.

Carl C. Icahn

(Names of Filing Persons)*

Common Stock, Par Value $0.01

(Title of Class of Securities)

12662P108

(CUSIP Number of Class of Securities)

Keith L. Schaitkin, Esq.

General Counsel

Icahn Capital LP

767 Fifth Avenue, 47th Floor

New York, New York 10153

(212) 702-4380

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
$2,219,678,130*	$254,375.11**

*	Calculated solely for purposes of determining the filing fee. The transaction value was calculated as follows: 73,989,271 shares of common stock of the Issuer multiplied by $30 per share. The number of shares used in the transaction value calculation is based on the 86,573,498 shares stated to be issued and outstanding according to the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 7, 2011, less 12,584,227 shares beneficially owned, as of February 22, 2012, by the Offeror and its affiliates.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $254,375.11	Filing Party: Icahn Enterprises Holdings LP
Form or registration no.: Schedule TO-T	Date Filed: February 23, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☐ issuer tender offer subject to Rule 13e-4	☒ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

COMBINED SCHEDULE TO AND SCHEDULE 13D

* Introductory Note: IEP Energy LLC and Icahn Enterprises Holdings L.P. are co-bidders for all purposes in the Offer. IEP Energy LLC is a wholly-owned subsidiary of Icahn Enterprises Holdings L.P.

This Amendment No. 11 amends and supplements the Tender Offer Statement on Schedule TO filed on February 23, 2012 (the “Schedule TO”) relating to the offer by IEP Energy LLC, a Delaware limited liability company (“IEP Energy”) and Icahn Enterprises Holdings L.P., a Delaware limited partnership (“Icahn Enterprises Holdings”, and together with IEP Energy, the “Offeror”), to purchase for cash all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Common Stock”) of CVR Energy, Inc., a Delaware corporation (“CVR”), including the associated rights issued pursuant to the Rights Agreement, dated as of January 13, 2012, between CVR and American Stock Transfer & Trust Company, LLC, as Rights Agent, that are issued and outstanding (the “Rights”, and together with the Common Stock, the “Shares”) at a price of $30.00 per Share, without interest and less any required withholding taxes, plus one non-transferable contingent cash payment right for each Share. Both IEP Energy and Icahn Enterprises Holdings are co-bidders for all purposes in the Offer. Capitalized terms used herein and not otherwise defined have the respective meanings ascribed in the Schedule TO.

The Offer is subject to the terms and conditions set forth in the Offer to Purchase, dated February 23, 2012 (the “Offer to Purchase”). The Offer to Purchase, the related Letter of Transmittal (the “Letter of Transmittal”) and Notice of Guaranteed Delivery, copies of which are attached hereto as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively, constitute the “Offer”.

As permitted by General Instruction F to Schedule TO, the information set forth in the entire Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided herein.

As permitted by General Instruction G to Schedule TO, this Schedule TO is also an amendment to the joint statement on Schedule 13D filed on January 13, 2012, as amended, by Icahn Enterprises Holdings, Icahn Partners LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund II LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund III LP, a limited partnership governed by the laws of the Cayman Islands, High River Limited Partnership, a limited partnership governed by the laws of Delaware, Hopper Investments LLC, a limited liability company governed by the laws of Delaware, Barberry Corp., a corporation governed by the laws of Delaware, Icahn Onshore LP, a limited partnership governed by the laws of Delaware, Icahn Offshore LP, a limited partnership governed by the laws of Delaware, Icahn Capital LP, a limited partnership governed by the laws of Delaware, IPH GP LLC, a limited liability company governed by the laws of Delaware, Icahn Enterprises Holdings L.P., a limited partnership governed by the laws of Delaware, Icahn Enterprises G.P. Inc., a corporation governed by the laws of Delaware, Beckton Corp., a corporation governed by the laws of Delaware, and Carl C. Icahn (collectively, the “Icahn Entities”).

Items 1-11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented by the addition of the following:

On April 23, 2012, the Offeror mailed to CVR shareholders a Supplement to the Offer to Purchase, together with certain related documents, and issued a press release relating to the Offer. Copies of the Supplement and the press release are filed herewith as Exhibits (a)(1)(vi) and (a)(5)(xii), respectively, and incorporated herein by reference.

Item 12.	Exhibits

Exhibit	Description

(a)(1)(vi)	Supplement to Offer to Purchase, dated April 23, 2012

(a)(1)(vii)	Revised Letter of Transmittal

(a)(1)(viii)	Revised Notice of Guaranteed Delivery

(a)(1)(ix)	Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(x)	Revised Letter to Clients

(a)(5)(xii)	Press Release issued by the Offeror, dated April 23, 2012

(d)	Transaction Agreement, dated April 18, 2012, among CVR, the Offeror and the other parties listed on the signature page thereto (filed as Exhibit A to the Supplement to the Offer to Purchase filed as Exhibit (a)(1)(vi) to this Schedule TO).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ICAHN PARTNERS LP

By:	/s/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

By:	/s/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

ICAHN PARTNERS MASTER FUND II LP

By:	/s/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

ICAHN PARTNERS MASTER FUND III LP

By:	/s/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

HIGH RIVER LIMITED PARTNERSHIP

BY:	Hopper Investments LLC, its general partner

BY:	Barberry Corp., its sole member

By:	/s/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

HOPPER INVESTMENTS LLC
BY:	Barberry Corp., its sole member

By:	/s/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

BARBERRY CORP.

By:	/s/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

ICAHN ONSHORE LP

By:	/s/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

ICAHN OFFSHORE LP

By:	/s/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

ICAHN CAPITAL LP

By:	/s/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

IPH GP LLC

By:	/s/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

ICAHN ENTERPRISES HOLDINGS L.P.
BY:	Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SUNGHWAN CHO
Name:	SungHwan Cho
Title:	Chief Financial Officer

IEP ENERGY LLC
BY:	Icahn Enterprises Holdings L.P., its sole member
BY:	Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SUNGHWAN CHO
Name:	SungHwan Cho
Title:	Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

/S/ SUNGHWAN CHO
SungHwan Cho
Chief Financial Officer

BECKTON CORP.

/s/ EDWARD MATTNER
Edward Mattner
Authorized Signatory

/S/ CARL C. ICAHN
Name:	Carl C. Icahn

Date: April 23, 2012

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated February 23, 2012*

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number) *

(a)(1)(iii)	Notice of Guaranteed Delivery*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(v)	Letter to Clients*

(a)(1)(vi)	Supplement to Offer to Purchase, dated April 23, 2012 (filed herewith)

(a)(1)(vii)	Revised Letter of Transmittal (filed herewith)

(a)(1)(vii)	Revised Notice of Guaranteed Delivery (filed herewith)

(a)(1)(ix)	Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed herewith)

(a)(1)(x)	Revised Letter to Clients (filed herewith)

(a)(5)(i)	Summary Advertisement as published in the New York Times, by the Offeror, on February 23, 2012*

(a)(5)(ii)	Press Release of the Offeror, dated February 16, 2012 (incorporated by reference to Exhibit 1 to the Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on February 17, 2012)*

(a)(5)(iii)	Press Release of the Offeror, dated March 9, 2012 (incorporated by reference to Exhibit 1 to Amendment No. 1 to Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on March 9, 2012)*

(a)(5)(iv)	Press Release of the Offeror, dated March 14, 2012 (incorporated by reference to Exhibit 1 to Amendment No. 2 to Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on March 14, 2012)*

(a)(5)(v)	Press Release of the Offeror, dated March 16, 2012 (incorporated by reference to Exhibit 1 to Amendment No. 3 to Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on March 16, 2012)*

(a)(5)(vi)	Press Release of the Offeror, dated March 19, 2012 (incorporated by reference to Exhibit 1 to Amendment No. 4 to Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on March 19, 2012)*

(a)(5)(vii)	Press Release of the Offeror, dated March 28, 2012 (incorporated by reference to Exhibit 1 to Amendment No. 5 to Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on March 28, 2012)*

(a)(5)(viii)	Press Release of the Offeror, dated March 28, 2012 (incorporated by reference to Exhibit 1 to Amendment No. 6 to Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on March 29, 2012)*

(a)(5)(ix)	Press Release of the Offeror, dated April 3, 2012 (incorporated by reference to Exhibit 1 to Amendment No. 7 to Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on April 3, 2012)*

(a)(5)(x)	Press Release of the Offeror, dated April 3, 2012 (incorporated by reference to Exhibit 1 to Amendment No. 8 to Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on April 3, 2012)*

Exhibit No.	Description

(a)(5)(xi)	Press Release of the Offeror, dated April 19, 2012 (incorporated by reference to Exhibit 1 to Amendment No. 10 to Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on April 19, 2012)*

(a)(5)(xii)	Press Release of the Offeror, dated April 23, 2012 (filed herewith)

(b)	None.

(d)	Transaction Agreement, dated April 18, 2012, among CVR, the Offeror and the other parties listed on the signature page thereto (filed as Exhibit A to the Supplement to the Offer to Purchase filed as Exhibit (a)(1)(vi) to this Schedule TO).

(g)	None.

(h)	None.

*	Previously Filed